Exhibit 99.1

LK TECHNOLOGY LTD
Pro forma Consolidated Balance Sheets

As of March 31, 2018

(unaudited)

		LK	Pro forma		Pro forma
	Kingtone	Technology	Adjustments		Consolidated
ASSETS	(historical)	(historical)
CURRENT ASSETS
Cash and cash equivalents	$-	$231,663	-		$231,663
Accounts receivable, net of allowance for doubtful accounts		16,525,564	-		16,525,564
Other receivables and prepayment	-	8,887,185	-		8,887,185
Amounts due from related parties	-	7,384,387			7,384,387
Total current assets	-	33,028,799	-		33,028,799
NON-CURRENT ASSETS
Property and equipment, net	-	4,545,304	-		4,545,304
Intangible assets, net	-	1,199,134	-		1,199,134
Goodwill	-	7,239,936	-		7,239,936
Amounts due from related party	-	214,856	-		214,856
Total non-current assets	-	13,199,230	-		13,199,230
Total assets	$-	$46,228,029	-		$46,228,029
LIABILITIES AND SHAREHOLDERS’ EQUITY(DEFICIENCY)
CURRENT LIABILITIES
Accounts payable	$-	$9,669,699	-		$9,669,699
Accrued liabilities and other payables	-	15,297,646	-		15,297,646
Amounts due to related parties	-	3,877,083	-		3,877,083
Total current liabilities	-	28,844,428	-		28,844,428
Total liabilities	-	28,844,428	-		28,844,428
OWNERS’ EQUITY(DEFICIENCY)
Preferred shares			10,000		10,000
Common stock	14,050	1	1,856,925	(A)	1,870,976
Additional paid-in capital	4,652,323	43,136,072	(6,533,298)	(A)(B)	41,255,097
Accumulated deficit	(4,666,373)	(26,209,474)	4,666,373	(B)	(26,209,474)
Accumulated other comprehensive loss	-	457,002	-		457,002
Total owners’ equity(deficiency)	-	17,383,601	-		17,383,601
Total liabilities and owners’ equity(deficiency)	$-	$46,228,029	-		$46,228,029

(A) Reflection of the asset exchange (i) the Kingtone Assets (ii) 185,412,599 Ordinary Shares and 1,000,000 preferred shares of Kingtone
(B) Elimination of Kingtone's accumulated deficit as a result of asset exchange.

LK TECHNOLOGY LTD

Pro forma Consolidated Statements of Comprehensive (Loss) Income

For the Three Months Ended March 31, 2018

(unaudited)

		LK	Pro forma	Pro forma
	Kingtone	Technology	Adjustments	Consolidated
	(historical)	(historical)
Sales	$-	$6,108,236	-	$6,108,236

Cost of sales	-	(833,904)	-	(833,904)

GROSS PROFIT	-	5,274,332	-	5,274,332

Operating expenses	-	-	-	-
Selling, General and administrative expenses	(210,143)	(1,377,075)	-	(1,587,218)
Research and development	-	(157,360)	-	(157,360)
Total operating expenses	(210,143)	(1,534,435)	-	(1,744,578)

(Loss) income from operations	(210,143)	3,739,897	-	3,529,754

Other income (expenses):
Interest income (expense), net	-	(10,796)	-	(10,796)
Foreign exchange gains(losses)	-	-	-	-
Other income (expense), net	-	-	-	-
NET (LOSS) INCOME	(210,143)	3,729,101	-	3,518,958

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustments	-	68,785	-	-

COMPREHENSIVE (LOSS) INCOME	$(210,143)	$3,797,886	-	$3,587,743
Net loss per share - basic and diluted	(0.15)	3,797,886		0.02
Weighted average shares outstanding-basis and diluted	1,405,000	1	186,692,598	188,097,599

LK TECHNOLOGY LTD

Pro forma Consolidated Statements of Comprehensive Loss

For the Year Ended December 31, 2017

(unaudited)

		LK	Pro forma	Pro forma
	Kingtone	Technology	Adjustments	Consolidated
	(historical)	(historical)
Sales	$-	$26,082,417	-	$26,082,417

Cost of sales	-	(5,547,779)	-	(5,547,779)

GROSS PROFIT	-	20,534,638	-	20,534,638

Operating expenses	-	-	-	-
Selling, General and administrative expenses	(183,351)	(26,359,982)	-	(26,543,333)
Research and development	-	(1,046,198)	-	(1,046,198)
Total operating expenses	(183,351)	(27,406,180)	-	(27,589,531)

Loss from operations	(183,351)	(6,871,542)	-	(7,054,893)

Other income (expenses):
Interest income (expense), net	-	(26,611)	-	(26,611)
Foreign exchange gains(losses)	-	350,679	-	350,679
Other income (expense), net	-	(262,980)	-	(262,980)
NET LOSS	(183,351)	(6,810,454)	-	(6,993,805)

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustments	-	90,671	-	90,671

COMPREHENSIVE LOSS	$(183,351)	$(6,719,783)	-	$(6,903,134)
Net loss per share - basic and diluted	(0.13)	(6,719,783)		(0.04)
Weighted average shares outstanding-basis and diluted	1,405,000	1	186,692,598	188,097,599